Exhibit 99.1

617141 PRESS RELEASE

AEGON REPORTS PRELIMINARY 2004 IFRS COMPARATIVE RESULTS

•	Shareholders’ equity amounts to EUR 14.9 billion compared to EUR 14.4 billion on a Dutch Accounting Principles (DAP) basis on December 31, 2004

•	Net income amounts to EUR 2,259 million (EUR 1.38 per share), compared to net income of EUR 1,663 million (EUR 1.05 per share) on a DAP basis

•	Operating earnings before tax amount to EUR 1,813 million

The Hague, April 14, 2005 - Today, AEGON reports its preliminary 2004 comparative figures under International Financial Reporting Standards (IFRS). These figures and the explanation of the most important effects are provided as additional information for the financial community in order to facilitate the comparison of AEGON’s 2004 DAP results with the results on an IFRS basis. This information should not be viewed as a replacement of the official 2004 financial statements that were prepared under DAP. From January 1, 2005, all publicly listed companies in the European Union – including AEGON – are required to prepare their financial statements in conformity with IFRS. AEGON’s first complete set of IFRS financial statements and accompanying notes will be the annual financial statements for 2005. The 2005 quarterly results will only be reported on an IFRS basis. AEGON will report its first quarter 2005 results on May 11, 2005.

“AEGON strongly supports the transition to a uniform accounting framework that can facilitate the comparability of companies. We will continue to contribute to the development of the standards, specifically as these standards continue to evolve for IFRS insurance accounting in phase II. During the initial phase of the IFRS implementation, the volatility of reported earnings and shareholders’ equity will increase. This volatility largely reflects the difference between the way certain assets are valued on the one hand and related liabilities on the other. In conjunction with net income, operating earnings and embedded value are important measures of underlying business performance. While the adoption of a new accounting system changes the way AEGON reports externally, it is important to understand that this does not change the fundamental economics of our business”, said AEGON’s CFO and Member of the Executive Board Jos Streppel.

The starting point for preparation of comparative figures is the Opening Balance Sheet on January 1, 2004. The difference between assets and liabilities valued under DAP and assets and liabilities valued on an IFRS basis, is reflected as an adjustment in shareholders’ equity in the Opening Balance Sheet.

The preliminary 2004 IFRS information presented is unaudited and has been derived from accounting policies based on IFRS as of March 31, 2004 (referred to as the ‘stable platform’). These accounting policies, and consequently the information presented, may still change due to revisions in IFRS up to December 31, 2005. In addition, further review and analysis of items such as (but not limited to) the consolidation of investment vehicles may cause some of the reported key effects to change as well.

This press release includes non-GAAP financial measures: operating earnings. The reconciliation of these measures to the most comparable GAAP measure is shown in the attached document “AEGON 2004 comparative IFRS figures” and is prepared in accordance with Regulation G. AEGON believes these non-GAAP measures shown herein, together with the GAAP information, provide a meaningful measure for the investing public to evaluate AEGON’s business relative to the businesses of our peers.

Highlights amounts in EUR millions, except per share data
	IFRS 2004	DAP 2004
Operating earnings before tax	1,813	n.a.

Income before tax	2,773	2,165

Net income	2,259	1,663
- per share	1.38	1.05

Shareholders’ equity December 31, 2004	14,938	14,413
- per share	8.41	8.06

Shareholders’ equity January 1, 2004	13,330	13,947
- per share	7.56	7.96

Effect IFRS on shareholders’ equity

Shareholders’ equity at December 31, 2004 under IFRS amounted to EUR 14.9 billion, compared to EUR 14.4 billion on a DAP basis. The main differences arise from a combination of:

•	Investments: Under DAP, investments in bonds were valued at amortized cost and realized gains and losses on bonds were deferred and released into earnings over a period of time. Under IFRS most investments in bonds are measured at fair value while deferral of realized gains and losses on bonds is not allowed. The deferred net realized gains that existed in the DAP balance sheet have been released to shareholders’ equity and under IFRS realized gains and losses on bonds are recognized in earnings when incurred. Unrealized gains and losses on bonds classified as “available for sale” are reflected in shareholders’ equity under IFRS. The inclusion of both deferred bond gains and unrealized bond gains had a positive effect on shareholder’s equity under IFRS.

•	DPAC, VOBA and liability valuation: The positive effect from the unrealized gains on bonds in shareholders’ equity has been partially offset by the application of shadow accounting. This accounting method adjusts insurance liabilities and related assets, such as Deferred Policy Acquisition Costs (DPAC) and Value of Business Acquired (VOBA), to the same extent that they would have been adjusted if those unrealized gains and losses had actually been realized. For some products, DPAC and VOBA amortization is based on the estimated gross profits, which are expected to be realized over the life of the policies. With the reversal of the deferred bond gains, expected future profit emergence will change. This, together with shadow accounting, resulted in additional DPAC and VOBA amortization and decreased shareholders’ equity under IFRS.

•	Defined benefit plans: Under IFRS, for defined benefit pension plans the difference between the present value of the defined benefit obligation and the fair value of the plan assets is recognized. This decreased shareholders’ equity under IFRS.

•	Tax differences: Mainly due to the change from discounted (DAP) to an undiscounted basis (IFRS), tax differences resulted in a decrease in shareholders’ equity under IFRS.

Perpetual capital securities are classified as equity under IFRS, as opposed to debt under DAP. These securities are included under Group Equity and are not part of shareholders’ equity.

Effect IFRS on 2004 results

Reconciliation from DAP consolidated income to IFRS consolidated income amounts in EUR millions
Net income DAP, 2004	1,663

Investment income	(443)
DPAC, VOBA and liability valuation	(307)
Interest charges and related fees	128
Net gains on investments and impairment charges	855
Non recurring income	138
Other	225

Total adjustments	596

Net income IFRS, 2004	2,259

Net income under IFRS amounted to EUR 2,259 million compared to EUR 1,663 million on a DAP basis. The main differences arise from a combination of:

•	Investment income and net gains on investments: Under DAP only realized gains and losses on shares and real estate were recognized when incurred, while gains and losses on bonds were deferred and released as investment income into earnings over the estimated average remaining term to maturity. Under IFRS all realized gains and losses on investments are recognized when incurred. On balance, the inclusion of all net realized gains and the reversal of the amortization of deferred gains on bonds resulted in an increase in earnings under IFRS.

•	DPAC, VOBA and liability valuation: For some products the amortization of DPAC is based on the estimated gross profits expected to be realized over the life of the policies. The inclusion of all realized gains and losses and the exclusion of the amortization of deferred bond gains caused changes in estimates of future profit emergence and resulted in increases in DPAC and VOBA amortization. This resulted in a decrease in earnings under IFRS.

•	Interest charges and related fees: Perpetual capital securities are classified as equity under IFRS, rather than debt. As a result, coupons and transaction costs on these instruments are recognized as a direct deduction from equity, instead of an expense in the income statement under DAP. This resulted in an increase in earnings under IFRS.

•	Non-recurring income: The gain on the sale of TFC businesses in 2004, which was credited to shareholders’ equity under DAP, is reflected in the income statement in 2004 under IFRS and resulted in an increase in earnings.

Management believes that pre-tax operating earnings provides useful and important information to analysts and investors as an indicator of AEGON’s financial performance. Operating earnings before tax exclude the effect from net gains and losses on investments, impairment charges and non-recurring income and expense items. Operating earnings before tax amounted to EUR 1,813 million.

The attached document, “AEGON 2004 comparative IFRS figures”, provides an extensive set of comparative IFRS data, including explanations of the main differences that arise between IFRS and DAP. The document contains an overview of significant IFRS accounting policies as applied by AEGON, a reconciliation of consolidated net income from DAP to IFRS, as well as the 2004 IFRS consolidated income statement. Line of business results are also presented. In addition, shareholders’ equity as of January 1, 2004 and December 31, 2004 are reconciled from DAP to IFRS. The consolidated balance sheet under IFRS together with an equity roll forward is presented for both January 1, 2004 and December 31, 2004. Finally, the document contains addenda with relevant information per line of business and reconciliations of net income, per country unit and per quarter. We believe that this information will aid in enhancing the understanding of AEGON’s new reporting basis for investors, analysts and the general public.

Forward looking statements

The statements contained in this press release that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as ‘believe’, ‘estimate’, ‘intend’, ‘may’, ‘expect’, ‘anticipate’, ‘predict’, ‘project’, ‘counting on’, ‘plan’, ‘continue’, ‘want’, ‘forecast’, ‘should’, ‘would’, ‘is confident’ and ‘will’ and similar expressions as they relate to us are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations, including, but not limited to, the following:

•	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;

•	Changes in the performance of financial markets, including emerging markets, including:

•	The frequency and severity of defaults by issuers in our fixed income investment portfolios; and

•	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in value of equity and debt securities we hold;

•	The frequency and severity of insured loss events;

•	Changes affecting mortality, morbidity and other factors that may affect the profitability of our insurance products;

•	Changes affecting interest rate levels and continuing low interest rate levels and rapidly changing interest rate levels;

•	Changes affecting currency exchange rates, including the EUR/USD and EUR/GBP exchange rates;

•	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

•	Changes in laws and regulations, particularly those affecting our operations, the products we sell and the attractiveness of certain products to our consumers;

•	Regulatory changes relating to the insurance industry in the jurisdictions in which we operate;

•	Acts of God, acts of terrorism and acts of war;

•	Changes in the policies of central banks and/or foreign governments;

•	Litigation or regulatory action that could require us to pay significant damages or change the way we do business;

•	Customer responsiveness to both new products and distribution channels;

•	Competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for our products;

•	Our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives;

•	The impact on our reported financial results and financial condition as a result of our adoption of International Financial Reporting Standards.

AEGON N.V. Group Corporate Affairs & Investor Relations

The Hague, the Netherlands

Analysts & Investors	+31 (0)70 344 83 05
Media	+31 (0)70 344 83 44
Email	gca-ir@aegon.com

Baltimore, the United States

Analysts & Investors	+1 877 548 9668 (toll free) / +1 410 576 45 77
Media	+1 410 576 45 26
Email	ir@aegonusa.com

Website: www.aegon.com

Press conference

A press conference on the preliminary 2004 comparative figures on the basis of IFRS will be held this morning at AEGON’s headquarters in The Hague at 09.00 am (local time). This press conference will be audiocast live on AEGON’s homepage (www.aegon.com).

Analyst and investor presentation

An analyst and investor presentation will be held today at 16.00 CET DST (15.00 BST; 10.00 a.m. ET). This presentation will be audiocast live on AEGON’s homepage (www.aegon.com).

AEGON 2004 Comparative IFRS Figures

Table of contents

1.	Highlights	3
1.1.	Introduction	3
1.2.	Overview	4

2.	Summary of significant IFRS accounting policies	5

3.	Income statement	11
3.1.	Reconciliation of consolidated net income from DAP to IFRS	11
3.2.	Condensed consolidated income statement over 2004 on an IFRS basis	14

4.	Line of business results	16
4.1.	Introduction to line of business reporting	16
4.2.	Quarterly line of business results on an IFRS basis	17

5.	Shareholders’ equity	18
5.1.	Reconciliation of shareholders’ equity from DAP to IFRS	18
5.2.	Condensed consolidated balance sheets and equity roll forward on an IFRS basis	21

Addendum 1: Line of business reporting by segment by quarter		22
	- Americas	22
	- The Netherlands	25
	- United Kingdom	26
	- Other countries	28

Addendum 2: Reconciliation of DAP to IFRS net income by segment by quarter		28
	- Americas	28
	- The Netherlands	29
	- United Kingdom	30
	- Other countries	31
	- Holding and other activities	32

Addendum 3: Exchange Rates		33

Non-GAAP measure		34

Disclaimer		35

1. Highlights

1.1. Introduction

From January 1, 2005, all publicly listed companies in the European Union – including AEGON - are required to prepare their financial statements in conformity with International Financial Reporting Standards (IFRS). This brings an end to the application of various local sets of national accounting standards by the listed companies in the different member states.

IFRS is an accounting framework that sets out recognition, measurement, presentation and disclosure requirements dealing with transactions and events that are important in financial statements. IFRS has been developed by the International Accounting Standards Board (IASB) in order to provide, in the public interest, a single set of high quality, understandable and uniform accounting standards. Further objectives of the IASB are to promote the use and rigorous application of these standards. The IASB is also working closely with national standard-setters to bring about convergence of national accounting standards, such as US GAAP and IFRS.

In view of the 2005 deadline, the IASB divided the development of a standard for accounting for insurance liabilities into two phases. During phase I, starting from 2005, IFRS allows insurers to continue to apply existing accounting principles for insurance contracts and investment contracts with discretionary participating features. Phase II, which will bring a complete standard for insurance accounting, is not expected to be ready for implementation in the near future.

The first full set of financial statements under IFRS will be the annual financial statements for 2005. Comparative figures for 2004 need to be presented, not only in the annual financial statements for 2005, but also in the quarterly reporting presented during 2005. The starting point for preparation of comparative figures is the Opening Balance Sheet on January 1, 2004. The difference between assets and liabilities valued under Dutch accounting principles (DAP) and assets and liabilities valued on an IFRS basis, is reflected as an adjustment in shareholders’ equity in the Opening Balance Sheet.

The preliminary 2004 IFRS information as presented in this document is unaudited and has been derived from accounting policies based on IFRS as at March 31, 2004 (referred to as the ‘stable platform’). These accounting policies, and consequently the information presented, may still change due to changes in IFRS up to December 31, 2005. In addition, further review and analysis of items such as (but not limited to) the consolidation of investment vehicles may cause the key impacts as reported in this document to change as well.

The purpose of this document is to provide the financial community with comparative data and technical information relating to AEGON’s transition to IFRS. Information provided in this document is preliminary, unaudited and should under no circumstances be viewed as replacing the official financial statements that were prepared under DAP for 2004.

Reporting under IFRS is expected to increase volatility of income and shareholders’ equity. It is important to understand that the effect on external reporting does not change the economic realities or related actual cash flows of AEGON’s business. Although we will report our financial results on a different basis, the way we manage our business will essentially remain the same.

To enable analysts and investors to assess the underlying business performance, we have identified operating earnings (as defined in section 3.2) as a key item in the presentation of our results. Another key item in understanding our business performance is embedded value. It is our intention to report our embedded value results for 2004 in conformity with European Embedded Value standards on May 11, 2005.

IFRS reporting 2004	- 3 -

We will continue to provide reconciliations to US GAAP in accordance with SEC rules. Although IFRS shows many similarities with US GAAP, a number of differences exist in the detailed application of the standards. Another factor that causes differences between our IFRS and US GAAP reporting is that the starting point for application of IFRS is different. We apply IFRS as of January 1, 2004, while we have been reporting under US GAAP for a number of years.

Section 2 of this document provides a summary of significant accounting policies under IFRS as applied by AEGON. Section 3 follows with a reconciliation of consolidated net income from DAP to IFRS, as well as the consolidated income statement for 2004 on an IFRS basis. Line of business results are presented in section 4. In section 5, shareholders’ equity as at January 1, 2004 and December 31, 2004 are reconciled from DAP to IFRS and the consolidated balance sheets under IFRS as at these two dates are provided, together with an equity roll forward on an IFRS basis. In the addenda, relevant information per line of business and reconciliations of net income are provided, per country unit and per quarter.

1.2. Overview

Highlights

amounts in EUR millions, except per share data	IFRS 2004	DAP 2004
Operating earnings before tax	1,813	n.a.

Income before tax	2,773	2,165

Net income	2,259	1,663
- per share	1.38	1.05

Shareholders’ equity December 31, 2004	14,938	14,413
- per share	8.41	8.06

Shareholders’ equity January 1, 2004	13,330	13,947
- per share	7.56	7.96

IFRS reporting 2004	- 4 -

2.	Summary of significant IFRS accounting policies

The principal accounting policies impacted by the conversion from DAP to IFRS and as applied in the preparation of the 2004 preliminary IFRS information are set out below. Refer to sections 3.1 and 5.1 for explanations of differences between DAP and IFRS impacting net income and shareholders’ equity respectively.

2.1.	Intangible assets

(a) Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of AEGON’s share of the net identifiable assets of the acquired subsidiary or associate at the time of the acquisition. Goodwill on acquisition of subsidiaries is included in intangible assets, while goodwill on acquisition of associates is included in investments in associates. Goodwill is tested at least annually for impairment and is carried at cost less accumulated impairment losses.

In the preparation of the Opening Balance Sheet under IFRS as at January 1, 2004, business combinations prior to that date have not been restated. As a result, goodwill previously written off through equity will not be reinstated on transition to IFRS.

(b) Value of business acquired

Value of business acquired (VOBA) results from acquisitions and is equal to the present value of estimated future profits of contracts in force related to business acquired at the time of the acquisition. VOBA is tested by country unit to assess recoverability at least annually. Any portion of VOBA that is determined not to be recoverable is recognized as an expense in the income statement in the period of determination.

2.2.	Investments in financial assets, other than derivatives

Investments in financial assets are classified into the following categories, depending on the purpose for which the investments were acquired:

•	Available-for-sale financial assets;

•	Loans and receivables;

•	Held-to-maturity financial assets; and

•	Financial assets at fair value through profit or loss.

Available-for-sale financial assets are carried at fair value. Unrealized gains and losses from changes in the fair value are recognized in a fair value reserve in equity. When available-for-sale financial assets are sold or impaired, the accumulated fair value adjustments are included in the income statement as realized gains or losses.

AEGON assesses at each reporting date whether an available-for-sale financial asset is impaired and any impairment loss is recognized in the income statement. Impairment losses are reversed through the income statement if, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in the income statement.

IFRS reporting 2004	- 5 -

Loans and receivables and held-to-maturity financial assets are carried at amortized cost using the effective interest rate method. AEGON assesses at each reporting date whether there is objective evidence that a financial asset or group of financial assets is impaired – first for all financial assets that are individually significant and thereafter collectively for groups of financial assets with similar credit risk characteristics. Any impairment loss is recognized in the income statement. If, in a subsequent period, the value increases again and the increase can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through the income statement.

Financial assets at fair value through profit or loss are carried at fair value. Realized and unrealized gains and losses from changes in the fair value of these assets are included in the income statement in the period in which they arise.

Investments are derecognized from the balance sheet when the contractual rights to the cash flows from the financial assets have expired or where they have been transferred and AEGON has also transferred substantially all risks and rewards of ownership.

In order to reflect the fact that some of the unrealized results on available-for-sale financial assets in equity may be used to meet policyholder obligations, shadow accounting is applied to give a fair representation of our equity position. Shadow accounting is applicable when there is a direct relationship between the measurement of the value of invested assets and the measurement of the value of the insurance liabilities or related deferred policy acquisition costs (DPAC) and VOBA assets. When unrealized gains or losses arise on available-for-sale financial assets, insurance liabilities and related assets are adjusted to the same extent that they would be adjusted if those unrealized gains or losses had been realized, with a corresponding change in the fair value reserve in equity.

2.3.	Real estate held for own use

Land and buildings are initially recorded at cost and subsequently at fair value, less subsequent depreciation for buildings and impairment charges. Revaluations are recorded in a fair value reserve in equity, while depreciation and impairment charges are recorded in the income statement. Land is not depreciated. Buildings are depreciated over their estimated useful lives, using the straight line method.

2.4.	Investments in real estate

Property that is held to earn rental income or capital appreciation or both and is not occupied by the companies in the AEGON group, is classified as investment property. Investment property is initially measured at cost and subsequently at fair value. Changes in fair values are recorded in the income statement.

2.5.	Derivative financial instruments

Derivatives are measured at fair value. The method of recognizing the resulting gain or loss from fair value movements depends on whether hedge accounting is applied or not, as well as the nature of the instrument being hedged. Hedge accounting recognizes the offsetting effects of changes in the fair value or the cash flows of the derivative and the hedged item. Strict conditions with regards to documentation and effectiveness must be met before hedge

IFRS reporting 2004	- 6 -

accounting is applied. Changes in the fair value of derivatives that do not qualify for hedge accounting are recognized immediately in the income statement. This includes embedded derivatives that are separated from host insurance or investment contracts and measured separately at fair value.

2.6.	Investments in subsidiaries and associates

(a) Subsidiaries

Subsidiaries are entities that are controlled by AEGON. The purchase method of accounting is used to account for the acquisition of subsidiaries. Identifiable assets, liabilities and contingent liabilities are measured at fair value at the acquisition date. The excess of the cost of the acquisition over the fair value of the net identifiable assets acquired is recognized as goodwill. In the preparation of the Opening Balance Sheet under IFRS as at January 1, 2004, business combinations prior to that date have not been restated and goodwill previously written off through equity will not be reinstated. Subsidiaries are consolidated from the date on which control is transferred to AEGON and are de-consolidated from the date on which control ceases.

(b) Associates

Associates are entities over which AEGON has significant influence, but not control. Both these terms are defined in IFRS. Investments in associates are initially accounted for at cost and thereafter by applying the equity method, whereby AEGON’s share of post-acquisition profits or losses is recognized in the income statement and its share of post-acquisition movements in reserves is recognized in reserves. Investments in associates are tested at least annually for impairment.

2.7.	Post-employment benefits

Post-employment benefits to AEGON employees are classified as either defined contribution plans or defined benefit plans.

Under a defined contribution plan, an entity within the AEGON group pays fixed contributions to a fund or an insurance contract and has no obligation to pay further contributions if the fund or contract does not hold sufficient assets to pay employee benefits. Contributions to defined contribution plans are recognized as expenses when they are due. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available.

All other post-employment benefit plans are defined benefit plans. The liabilities or assets recognized in the balance sheet in respect of defined benefit pension plans is the difference between the present value of the defined benefit obligation at the balance sheet date and the fair value of plan assets, together with adjustments for unrecognized actuarial gains or losses and past service costs. Plan assets are assets held by an entity that is legally separate from the AEGON group and are available to be used only to pay employee benefits, or insurance contracts issued by an insurer that is not a related party to the AEGON group. Insurance contracts or other assets that do not meet the definition of plan assets are treated as part of general account investments and investment return on these assets is reflected as investment income in the income statement.

In the preparation of the Opening Balance Sheet under IFRS as at January 1, 2004, the present value of projected benefit obligations and the fair value of plan assets are determined

IFRS reporting 2004	- 7 -

at that date and included in the Opening Balance Sheet. Effectively all cumulative actuarial gains and losses, both realized and unrealized, are recognized in other surplus funds on the Opening Balance Sheet, leaving no unrecognized actuarial gains and losses.

Subsequent to January 1, 2004, actuarial gains and losses are deferred unless they fall outside a corridor. The corridor is the greater of 10% of the present value of the defined benefit obligation, before deducting plan assets, and 10% of the fair value of any plan assets. The amount that falls outside the corridor is amortized to income over the employees’ expected average remaining working lives.

2.8.	Share-based payments

Transactions in which shares or share options are granted (equity-settled transactions), as well as transactions where the payment amount is based on the price of AEGON N.V. shares (cash-settled transactions) are referred to as share-based payments.

Equity-settled share-based payments are measured at the fair value of equity instruments (options) granted and are recognized as an expense in the income statement over the vesting period, with a corresponding increase in equity.

Cash-settled share-based payments are measured at the fair value of the liability and the expense is recognized through the income statement over the vesting period. The liability is re-measured at each reporting date and at the date of settlement, with changes in fair value recognized in the income statement.

2.9.	Deferred tax

Deferred income tax is provided on an undiscounted basis on temporary differences arising between the tax basis of assets and liabilities and their carrying amounts in the consolidated financial statements.

Deferred income tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

2.10.	Deferred expenses and rebates

(a) Deferred policy acquisition costs

DPAC relates to insurance contracts and investment contracts with discretionary participation features (refer to section 2.12 for the classification of contracts). These are variable costs that are directly or indirectly related to the acquisition of life insurance contracts or investment contracts with discretionary participation features. Acquisition costs are deferred to the extent that they are recoverable from future expense charges in premiums or from expected gross profits, depending on the nature of the contract. All other costs are recognized as expenses when incurred. DPAC is subsequently amortized over the life of the contract. DPAC is tested by country unit to assess recoverability at least annually. Any portion of DPAC that is determined not to be recoverable is recognized as an expense in the income statement in the period of determination.

(b) Deferred transaction costs

IFRS reporting 2004	- 8 -

Deferred transaction costs relate to investment contracts without discretionary participation features (refer to section 2.12 for the classification of contracts) under which AEGON will render investment management services. Incremental costs that are directly attributable to securing such an investment management contract are recognized as an asset if they can be identified separately and measured reliably and if it is probable that they will be recovered. The deferred transaction costs are amortized according to a pattern determined by expected gross profits from these contracts.

2.11.	Preferred shares and perpetual capital securities

Preferred shares are classified as shareholders’ equity and valued at the amount of paid in capital.

Junior perpetual capital securities, as well as perpetual cumulative subordinated bonds, are classified as equity instruments and are valued at face value. In the consolidated balance sheet these instruments will be shown as a separate component of group equity and are not part of shareholders’ equity. Accrued coupons are charged to other surplus funds within shareholders’ equity.

2.12.	Insurance and investment contracts

(a) Classification

AEGON issues contracts that transfer insurance risk or financial risk or both. Insurance contracts are those contracts that transfer significant insurance risk. Benefits payable if insured events occur and benefits payable if insured events do not occur are compared in order to determine whether contracts contain significant insurance risk. Such contracts may also transfer financial risk. Investment contracts are those contracts that transfer financial risk with no significant insurance risk.

(b) Insurance contracts and investment contracts with discretionary participation features

The provision for benefits under insurance contracts and investment contracts with discretionary participation features are measured using the same accounting principles as previously applied. Such provisions represent the present value of future benefits to be paid to, or on behalf of policyholders and related expenses, less the present value of future net premiums. The provisions are calculated using actuarial methods that include assumptions such as estimates of premiums, mortality, investment performance, lapses, surrenders and expenses. These assumptions are initially based on best estimates of future experience at policy inception date, in some instances taking into account a margin for the risk of adverse deviation. The assumptions used are regularly reviewed, compared to actual experience and updated if appropriate. For certain products, assumptions are only updated if deemed necessary by liability adequacy tests.

At each reporting date, liability adequacy tests are performed to ensure the adequacy of the contract liabilities net of related DPAC and VOBA assets. Deficiencies are immediately charged to the income statement. Such charges cannot be reversed in the future.

(c) Investment contracts without discretionary participation features

Investment contracts without discretionary participation features are treated as financial liabilities. As a result, these contracts are measured either at fair value, with changes in fair value through

IFRS reporting 2004	- 9 -

the income statement, or at amortized cost using the effective interest rate method. Deposit accounting is applied, whereby premiums are treated as deposits and claims as withdrawals, directly in the balance sheet and not through the income statement.

Fixed and variable annuities without significant life contingent guarantees, as well as separate accounts without significant life contingent guarantees, institutional products and retirement savings plans are generally classified as investment contracts.

IFRS reporting 2004	- 10 -

3. Income statement

3.1. Reconciliation of consolidated net income from DAP to IFRS amounts in EUR millions

Net income DAP, 2004	1,663

Investment income	(443)
Fair value movements on financial asssets at fair value through profit or loss	67
DPAC, VOBA and liability valuation	(307)
Interest charges and related fees	128
Net gains on investments and impairment charges	855
Non recurring income	138
Other	133
Tax	25

Total adjustments	596

Net income IFRS, 2004	2,259

Investment income

Under DAP, interest related gains and losses on debt securities were deferred and released into the income statement, as investment income, over the estimated average remaining term to maturity. Investment income under IFRS decreased due to the reversal of the amortization of deferred investment gains.

Fair value movements on financial assets at fair value through profit or loss

This adjustment relates to fair value movements on general account financial assets, including embedded derivatives that are separated from host contracts, that are classified as financial assets at fair value through profit or loss.

DPAC, VOBA and liability valuation

The amount of transaction costs that can be deferred under IFRS is less than what can be deferred for DAP for investment contracts without discretionary participation features. This in itself results in a decrease of IFRS net income compared to DAP. This decrease is somewhat offset by the fact that amortization charges are lower under IFRS, as deferred transaction cost balances are lower. However, for flexible premium products, such as universal life and some fixed and variable annuity products, the amortization of DPAC is based on profit emergence. The inclusion of the net realized gains on debt securities causes the total investment return on assets backing this business to be higher than the investment return under DAP. This increase in total investment return was slightly offset by the reversal of the amortization of deferred investment gains. The net increase in profits caused increases in DPAC and VOBA amortization.

IFRS reporting 2004	- 11 -

An adjustment to the VOBA of AEGON USA caused a further decrease in net income compared to DAP. This adjustment was necessary primarily due to changes in estimates regarding future gross profits on certain assumed reinsurance contracts. For DAP no such adjustment was necessary, because there were excess future margins primarily due to the amortization of deferred interest-related gains.

Furthermore, a specific product sold by AEGON USA that provides customers with a pass-through of total investment returns, subject to a cumulative minimum guarantee, caused some changes in liability valuation. The product contains an embedded derivative that cannot be separated from the host contract and valued on a stand alone basis at fair value and, as a result, the entire contract is valued at fair value. The investments backing this product have also been classified as financial assets at fair value through profit or loss. The changes in the fair value of the liabilities and the assets backing the product should generally offset each other. However, changes in the asset values are not always offset with changes in the liabilities during a rising interest rate environment, due to the minimum contractual guarantees.

Interest charges and related fees

Perpetual capital securities are classified as equity under IFRS, rather than as debt. As a result, coupons and transaction costs on these instruments are recognized as a direct deduction from equity, instead of an expense in the income statement for DAP and therefore cause an increase in IFRS net income.

Net gains on investments and impairment charges

Under IFRS, all realized gains and losses on investments are recognized as incurred. Under DAP, only realized gains and losses on shares and real estate were recognized as incurred, while interest related gains and losses were deferred. The recognition of realized gains and losses in 2004 result in an increase of net income under IFRS.

Also included in net gains on investments are fair value changes for derivatives that are used for economic hedge purposes, as part of our asset and liability management, for which no hedge accounting is applied. These derivatives are considered economic hedges of certain exposures related to an existing asset or liability. The fair value movements of these derivatives are not offset by fair value movements as the underlying asset or liability is not valued at fair value through profit or loss. In addition, this line also includes the ineffective portions of transactions for which hedge accounting is applied.

Impaired assets are written down to fair value for IFRS, while for DAP write-offs were only to the recoverable amount. As a result, impairment charges and reversals of impairments for IFRS are higher compared to DAP.

Non recurring income

The gain on the sale of TFC businesses in 2004, which was credited to shareholders’ equity under DAP, is reflected in the income statement in 2004 under IFRS and caused an increase in net income.

IFRS reporting 2004	- 12 -

Tax

The effective tax rate is affected by the reduction of deferred tax related to the liability for accrued policyholder surplus taxes that can be released as a result of a change in tax legislation.

IFRS reporting 2004	- 13 -

3.2. Condensed consolidated income statement over 2004 on an IFRS basis amounts in EUR millions

2004
Revenues	28,249
Other operating income	10,430

Revenues and operating income	38,679
Other income	1,393

Total revenues and other income	40,072

Benefits and expenses	35,996
Other operating charges	870

Benefits, expenses and operating charges	36,866
Other charges	433

Total benefits, expenses and other charges	37,299

Income before tax	2,773
Share in profit / (loss) of associates	25
Corporation tax	(537)

Income after tax	2,261
Minority interests	(2)

Net income	2,259

Operating earnings before tax	1,813

Operating earnings before tax is the balance of revenues and operating income and benefits, expenses and operating charges

Revenues and operating income consists of revenues and other operating income. Included in revenues are premium income, investment income (dividends, interest and rental income), fee and commission income, income from banking activities (spread) and other revenues. Other operating income contains all other income items that arise in the course of ordinary activities of AEGON. This includes income from reinsurance ceded and positive fair value changes of financial assets classified as at fair value through profit or loss, positive fair value changes of free standing and embedded derivatives and net realized and unrealized gains on investments for account of policyholders.

IFRS reporting 2004	- 14 -

Benefits, expenses and operating charges consists of benefits and expenses and other operating charges. Included in benefits and expenses are premiums to reinsurers, policyholder claims and benefits payable, profit sharing and rebates and commissions and other operating expenses, such as amortization of DPAC, VOBA and real estate held for own use. Other operating charges includes negative fair value changes of financial assets classified as at fair value through profit or loss, negative fair value changes of free standing and embedded derivatives and net realized and unrealized losses on investments for account of policyholders. Interest charges on debt instruments, as well as interest on derivatives and related fees, are also included in other operating charges.

Other income / other charges consist of net realized gains and losses on investments, impairment charges and non recurring income and expense items.

Net gains / losses on investments includes net realized gains and losses on financial assets, other than those classified as at fair value through profit or loss, and net gains and losses on investments in real estate. It also includes fair value changes for derivatives that are used for economic hedge purposes, as part of our asset and liability management, for which no hedge accounting is applied. These derivatives are considered economic hedges of certain exposures related to an existing asset or liability. The fair value movements of these derivatives are not offset by fair value movements as the underlying asset or liability is not valued at fair value through profit or loss. Lastly, net gains / losses on investments also includes the ineffective portions of hedge transactions. DPAC and VOBA offsetting charges for realized gains and losses and impairments on investments are included in other income / other charges and excluded from operating earnings.

Use of terminology and structure of income statement

Income before tax is the balance of total revenues and other income and total benefits, expenses and other charges.

Income after tax is the balance of income before tax, share in profit / loss from associates and corporation tax.

Net income is the balance of income after tax and minority interests.

The structure of our income statement as described above and the use of terminology may be subject to change depending on the development of a standard for performance reporting by the IASB, as well as the development of industry practice.

IFRS reporting 2004	- 15 -

4. Line of business results

4.1. Introduction to line of business reporting

With the introduction of IFRS we have made certain reclassifications in our structure for reporting line of business information. This includes moving all reinsurance business to a single and unique line of business. In addition, the Americas has changed its reporting of payout annuities. The operating earnings, production and balances related to these products will be reported as part of Fixed Annuities.

GICS and funding agreements has been renamed to Institutional guaranteed products, without making any changes to the results within this line.

Other is currently used to report charges made to policyholders in respect of corporation tax for AEGON UK. There is an equal and opposite tax charge which is part of Corporation tax. Under IFRS these items are presented gross. The line of business results for AEGON UK in Addendum 1 shows separately the offsetting corporation tax attributable to policyholder return.

DPAC and VOBA offsetting charges for realized gains and losses and impairments on investments are included in net gains / losses on investments and impairment charges and are excluded from operating earnings.

IFRS reporting 2004	- 16 -

4.2. Quarterly line of business results on an IFRS basis

AEGON Highlights

amounts in millions

	EUR

	2004
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
By product segment
Traditional life	126	138	135	157	556
Life for account of policyholders	66	76	71	79	292
Fixed annuities	103	15	64	97	279
Variable annuities	46	68	(2)	69	181
Institutional guaranteed products	101	84	98	82	365
Fee - off balance sheet products	19	14	14	(5)	42
Reinsurance	21	5	22	(136)	(88)
Other	16	(8)	32	19	59

Accident and health insurance	82	85	76	82	325
General Insurance	21	22	32	27	102

Banking activities	5	4	5	10	24
Interest charges and other	(96)	(50)	(96)	(82)	(324)

Operating earnings before tax	510	453	451	399	1,813
Net gains/losses on investments	192	92	350	560	1,194
Impairment charges	(2)	(8)	(76)	(67)	(153)
Non recurring income/expense items	193	18	(1)	(291)	(81)

Income before tax	893	555	724	601	2,773
Share in profit/(loss) of associates	1	12	5	7	25
Corporation tax	(262)	(122)	(210)	57	(537)
Minority interests	1	(1)	(5)	3	(2)

Net income	633	444	514	668	2,259

Geographically
Americas	565	317	442	403	1,727
The Netherlands	153	205	255	446	1,059
United Kingdom	48	32	73	71	224
Other countries	28	27	34	36	125

Income before tax business units	794	581	804	956	3,135
Holding and other activities	99	(26)	(80)	(355)	(362)

Income before tax	893	555	724	601	2,773
Share in profit/(loss) of associates	1	12	5	7	25
Corporation tax	(262)	(122)	(210)	57	(537)
Minority interests	1	(1)	(5)	3	(2)

Net income	633	444	514	668	2,259

Net income per share[1]	0.41	0.22	0.33	0.42	1.38

	Jan. 1 2004				Dec. 31 2004
Shareholders’ equity per share	7.56				8.41

[1]	After deduction of preferred dividend and coupon on perpetuals

IFRS reporting 2004	- 17 -

5. Shareholders’ equity

5.1. Reconciliation of shareholders’ equity from DAP to IFRS amounts in EUR millions

	December 31, 2004	January 1, 2004%
DAP Shareholders’ equity	14,413	13,947	3

Investments
Revaluation from amortized cost to fair value and changes in impairments	4,062	3,738	9
Release of bond default reserve	170	192	(11)
Release of deferred bond gains	1,456	1,386	5
Other	(89)	(47)	(89)
Derivatives	109	(427)
DPAC, VOBA and liability valuation	(2,693)	(2,721)	1
Defined benefit plans	(1,483)	(1,615)	8
Goodwill	251	0	—
Tax differences	(1,177)	(959)	(23)
Other	(81)	(164)	51

Total	525	(617)

IFRS Shareholders’ equity	14,938	13,330	12

Minority shareholders’ interest	127	116	9
Perpetual capital securities	2,834	1,517	87

IFRS Group equity	17,899	14,963	20

Revaluation from amortized cost to fair value and changes in impairments

Investments in bonds are mostly classified as either available-for-sale financial assets or as financial assets at fair value through profit or loss under IFRS. These bonds were valued at cost under DAP and consequently have been revalued to fair value under IFRS.

Where applicable, impaired assets have been adjusted to fair value at the date of impairment, rather than amounts expected to be recovered. This difference in valuation of impaired assets also results in differences in impairment reversals.

Release of bond default reserve

Under DAP, a default reserve was required for bonds. This default reserve is not recognized under IFRS and is therefore released to equity.

IFRS reporting 2004	- 18 -

Release of deferred bond gains

Under DAP, interest related gains and losses on debt securities were deferred and released into the income statement over the estimated average remaining term to maturity. Under IFRS, gains and losses are recognized in the income statement when realized. The net deferred gains that existed in the DAP balance sheet have been released to shareholders’ equity for IFRS.

Derivatives

Under IFRS, all derivatives have been valued at fair value. Under DAP, accounting for derivatives follows the accounting for the related investment or debt instrument.

DPAC, VOBA and liability valuation

The deferred transaction costs for products classified as investment contracts without discretionary participation features have been reduced in the Opening Balance Sheet and the amount of transaction costs that can be deferred in the future under IFRS will be lower. Under IFRS, only certain costs directly related to the rendering of investment management services can be deferred.

For certain products, DPAC and VOBA balances are amortized based on expected gross profits under both DAP and IFRS. Due to the removal of the deferred interest-related gains and other changes to the underlying basis of the assets under IFRS, expected gross profits under IFRS will change when compared to DAP and consequently the DPAC and VOBA balances were reduced.

Liability valuation changes are mainly caused by the application of shadow accounting, the valuation of embedded derivatives, the recognition of losses from liability adequacy testing and the valuation of a specific liability at fair value.

Shadow accounting is applied when there is a direct relationship between the measurement of the invested assets and the measurement of the insurance liabilities or related DPAC and VOBA. When unrealized gains or losses arise on available-for-sale financial assets, insurance liabilities and related assets are adjusted to the same extent that they would be adjusted if those unrealized gains or losses had been realized.

Some of our products in AEGON USA contain embedded derivatives related to ceded reinsurance under IFRS. These embedded derivatives have to be separated from the host contracts and valued on a stand alone basis at fair value in the financial statements. The same applies for certain guarantees within the variable annuity business (segregated funds) in AEGON Canada.

For some products, primarily the life contingent block of payout annuities, losses were recognized from liability adequacy testing. For DAP, no such adjustment was necessary, because there were excess margins primarily from the amortization of deferred interest-related gains on the DAP balance sheet.

Further changes in liability valuation are caused by a specific product that provides customers with a pass-through of total investment returns, subject to a cumulative minimum guarantee. This product contains an embedded derivative that cannot be separated from the host contract and valued on a stand alone basis at fair value and as a result, the entire contract is valued at fair value. The investments backing this product have also been classified as financial assets at fair value through profit or loss. The changes in the fair value of the liabilities and the assets backing the product should generally offset each other. However, changes in the asset values are not always offset with changes in the liabilities during a rising interest rate environment, due to the minimum contractual guarantees.

IFRS reporting 2004	- 19 -

Defined benefit plans

Under IFRS, AEGON will show a liability in the Opening Balance Sheet for defined benefit plans that are underfunded and an asset for defined benefit plans that are overfunded.

IFRS allows the use of the ‘fresh-start’ approach for the Opening Balance Sheet, under which all cumulative actuarial gains and losses, both realized and unrealized, are effectively recognized in other surplus funds on the Opening Balance Sheet, leaving no unrecognized actuarial gains and losses. AEGON elected to make use of this approach and as result additional liabilities for AEGON The Netherlands and AEGON UK were set up and assets relating to AEGON Americas that existed in the DAP balance sheet were charged to shareholders’ equity in the Opening Balance Sheet.

Goodwill

Under DAP, goodwill was not capitalized but charged directly to equity at the time of acquisition. Under IFRS, goodwill is capitalized as an asset. IFRS allows the prospective application of the standard applicable to business combinations to acquisitions after January 1, 2004. As a result, goodwill written off to equity before this date will not be reinstated on transition to IFRS. The adjustment from DAP equity relates to goodwill from acquisitions during 2004.

Tax differences

Tax differences relate to the tax effects of reconciling items as well as tax differences due to discounting. DAP required that the deferred tax balance be presented on a discounted basis. Under IFRS this is no longer allowed and as a result the deferred tax liability is increased in the Opening Balance Sheet with a corresponding charge to shareholders’ equity. Furthermore, deferred tax related to the liability for accrued policyholder surplus taxes is reduced as a result of a change in tax legislation.

Minority shareholders’ interest

Minority shareholders’ interest relates to entities that are consolidated under IFRS, but that were not consolidated under DAP, and in which AEGON owns less than a 100% interest.

Perpetual capital securities

Perpetual capital securities are classified as equity under IFRS, rather than as debt, as these securities have no final maturity date, repayment is at the discretion of the issuer and AEGON has the option to defer coupon payments at its discretion.

IFRS reporting 2004	- 20 -

5.2. Condensed consolidated balance sheets and equity roll forward on an IFRS basis

Condensed consolidated balance sheets

amounts in EUR millions

	December 31, 2004	January 1, 2004%
ASSETS
Investments	129,568	128,413	1
Investments for account of policyholders	103,075	97,846	5
Other assets and receivables	36,812	37,148	(1)

Total assets	269,455	263,407	2

EQUITY AND LIABILITIES
Total shareholders’ equity	14,938	13,330	12
Minority interests third parties	127	116	9
Junior perpetual capital securities	1,317	—
Perpetual cumulative subordinated bonds	1,517	1,517	0

Group equity	17,899	14,963	20
Technical provisions insurance contracts	143,067	142,751	0
Financial liabilities investment contracts	79,886	75,906	5
Other liabilities	28,603	29,787	(4)

Total liabilities	251,556	248,444	1

Total equity and liabilities	269,455	263,407	2

Equity roll forward

amounts in EUR millions

Shareholders’ equity at January 1, 2004	13,330

Net income	2,259
Repurchased and sold own shares	27
Preference dividend	(95)
Dividend ordinary shares	(256)
Coupon on perpetuals (net of tax)	(84)
Changes in foreign currency translation reserve	(685)
Change in fair value reserve	473
Other	(31)

Total	1,608

Shareholders’ equity at December 31, 2004	14,938

IFRS reporting 2004	- 21 -

Addendum 1: Line of business reporting by segment by quarter

Americas

amounts in millions

USD						EUR
2004						2004
First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total		First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
					By product segment
157	141	156	171	625	Traditional life	126	117	127	132	502
23	28	29	28	108	Life for account policyholders	18	24	24	22	88
129	16	78	124	347	Fixed annuities	103	15	64	97	279
57	82	(3)	89	225	Variable annuities	46	68	(2)	69	181
126	101	120	108	455	Institutional guaranteed products	101	84	98	82	365
4	3	5	(5)	7	Fee - off balance sheet products	4	2	4	(4)	6
26	5	27	(169)	(111)	Reinsurance	21	5	22	(136)	(88)

94	95	80	93	362	Accident and health insurance	75	79	65	72	291

616	471	492	439	2,018	Operating earnings before tax	494	394	402	334	1,624
92	(87)	138	148	291	Net gains/losses on investments	72	(70)	113	117	232
(1)	(9)	(90)	(62)	(162)	Impairment charges	(1)	(7)	(73)	(48)	(129)

707	375	540	525	2,147	Income before tax	565	317	442	403	1,727
0	0	1	2	3	Share in profit/(loss) of associates	0	0	1	1	2
(224)	(73)	(143)	(11)	(451)	Corporation tax	(179)	(63)	(118)	(3)	(363)
1	(1)	(6)	3	(3)	Minority interests	1	(1)	(5)	3	(2)

484	301	392	519	1,696	Net income	387	253	320	404	1,364

Explanation of major variances from quarter to quarter caused by differences between DAP and IFRS

Refer also to section 3.1 for the reconciliation of consolidated net income from DAP to IFRS.

Traditional Life

Although operating earnings from traditional life are relatively stable during the year, this line of business includes certain assets that have been classified as financial assets at fair value through profit or loss. The valuation of these assets negatively impacted profitability during the second quarter while improving profitability in the third and fourth quarters.

IFRS reporting 2004	- 22 -

Fixed annuities

The quarterly earnings volatility in the fixed annuity line of business was primarily due to a product that provides customers with a pass-through of total investment returns, subject to a cumulative minimum guarantee. The product contains an embedded derivative that cannot be separated from the host contract and valued on a stand alone basis at fair value and as a result, the entire contract is valued at fair value. The investments backing this product have also been classified as financial assets at fair value through profit or loss. The changes in the fair value of the liabilities and the assets backing the product should generally offset each other. However, in the second quarter when interest rates were increasing, declines in the asset values could not be offset with changes in the liability due to the minimum contractual guarantees.

Although the pass-through product mentioned above contributed to earnings growth in the fourth quarter, a provision from liability adequacy testing was recorded for certain blocks of business in accordance with IFRS requirements. These adjustments were not necessary for DAP due to sufficient margins inherent on a DAP basis, primarily because of deferred interest-related gains on the DAP balance sheet.

Variable annuities

The variable annuity business (segregated funds) at AEGON Canada contains guaranteed minimum accumulation benefits that are regarded as embedded derivatives. The change in fair value of the embedded derivatives is subject to volatility from equity market performance and the change in the risk-free interest rate. The net loss in the third quarter is related to a reduction in the risk-free interest rate, combined with negative equity market returns.

Institutional guaranteed products

The earnings fluctuation from quarter to quarter was due to the valuation of financial assets at fair value with changes through profit or loss.

Reinsurance

The fourth quarter was negatively impacted due to an adjustment to VOBA related to certain large reinsurance contracts. This adjustment was not necessary for DAP due to sufficient margins inherent on a DAP basis, primarily because of the amortization of deferred interest-related gains on the DAP balance sheet.

Net gains/losses on investments

Net gains/losses on investments for AEGON Americas primarily includes net realized gains and losses on available for sale financial assets. It also includes fair value changes for derivatives that are used for economic hedge purposes, as part of our asset and liability management, for which no hedge accounting is applied. These derivatives are considered economic hedges of certain exposures related to an existing asset or liability. The fair value movements of these derivatives are not offset by fair value movements as the underlying asset or liability is not valued at fair value through profit or loss. Lastly, this line also includes the ineffective portions of transactions for which hedge accounting is applied. During 2004, the low interest rate environment has caused net gains from these items. This is noticeable in all quarters except for the second quarter, when interest rates rose temporarily.

IFRS reporting 2004	- 23 -

Impairment charges

Impairment charges primarily relate to the impairment of available for sale financial assets, net of the impact of impairment reversals. First quarter impairments were nearly offset with reversals. Impairments were relatively higher during the third quarter, primarily related to impairments of securities in the aircraft sector.

Corporation Tax

The effective tax rate was lower in the fourth quarter than the previous quarters due to the reduction of deferred tax related to the liability for accrued policyholder surplus taxes that can be released as a result of a change in tax legislation.

IFRS reporting 2004	- 24 -

The Netherlands

amounts in millions

	EUR
	2004
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
By product segment
Traditional life	3	13	(1)	22	37
Life for account of policyholders	10	9	6	2	27
Fee - off balance sheet products	12	10	5	(1)	26

Accident and health insurance	5	4	9	8	26
General insurance	7	11	11	3	32

Banking activities	5	4	5	10	24

Operating earnings before tax	42	51	35	44	172
Net gains/losses on investments	112	155	223	416	906
Impairment charges	(1)	(1)	(3)	(14)	(19)

Income before tax	153	205	255	446	1,059
Share in profit/(loss) of associates	0	10	1	2	13
Corporation tax	(39)	(42)	(67)	(21)	(169)

Net income	114	173	189	427	903

Explanation of major variances from quarter to quarter caused by differences between DAP and IFRS

Refer also to section 3.1 for the reconciliation of consolidated net income from DAP to IFRS.

Traditional Life

The lower results compared to DAP in traditional life primarily reflects the exclusion of deferred bond gains.

Net gains/losses on investments

Net gains/losses on investments for AEGON The Netherlands includes net realized gains and losses on available for sale financial assets (bonds and shares), realized and unrealized gains and losses on real estate, realized gains and losses on sale of mortgages and loans and also fair value movements of derivatives used for economic hedge purposes.

AEGON The Netherlands uses derivatives as economic hedges as part of its asset and liability management. For these derivatives no hedge accounting is applied and all fair value movements are recognized directly in earnings. The fair value movements of these derivatives are not offset by fair value movements as the underlying insurance liabilities are not valued at fair value through net income. The interest rate decrease in 2004 resulted in unrealized gains on derivatives. These derivatives will potentially cause volatility in our results.

IFRS reporting 2004	- 25 -

United Kingdom

amounts in millions

GBP						EUR
2004						2004
First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total		First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
					By product segment
(5)	0	1	(4)	(8)	Traditional life	(7)	0	2	(7)	(12)
25	27	26	39	117	Life for account of policyholders	37	41	39	56	173
1	0	2	0	3	Fee off balance sheet products	1	0	2	1	4
11	(5)	21	13	40	Other	16	(8)	32	19	59

32	22	50	48	152	Operating earnings before tax	47	33	75	69	224
0	0	(1)	4	3	Net gains/losses on investments	1	(1)	(2)	6	4
0	0	0	(2)	(2)	Impairment charges	0	0	0	(4)	(4)

32	22	49	50	153	Income before tax	48	32	73	71	224
(11)	5	(21)	(13)	(40)	Corporation tax attributable to policyholder return	(16)	8	(32)	(19)	(59)
21	27	28	37	113	Income before corporation tax on shareholders return	32	40	41	52	165
(4)	(6)	(6)	(12)	(28)	Corporation tax on shareholders return	(7)	(9)	(7)	(17)	(40)

17	21	22	25	85	Net income	25	31	34	35	125

IFRS reporting 2004	- 26 -

Other countries

amounts in millions

	EUR
	2004
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
By product segment
Traditional life	4	8	7	10	29
Life for account of policyholders	1	2	2	(1)	4
Fee - off balance sheet products	2	2	3	(1)	6
Accident and health insurance	2	2	2	2	8
General Insurance	14	11	21	24	70

Operating earnings before tax	23	25	35	34	117
Net gains/losses on investments	5	2	(1)	3	9
Impairment charges	0	0	0	(1)	(1)

Income before tax	28	27	34	36	125
Corporation tax	(7)	(7)	(9)	(10)	(33)

Net income	21	20	25	26	92

IFRS reporting 2004	- 27 -

Addendum 2: Reconciliation of DAP to IFRS net income by segment by quarter

These are overall reconciliations on total net income and cannot be used to distinguish between operating earnings and net income under IFRS

Americas

	amounts in EUR millions

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Net income DAP, 2004	287	309	320	346	1,262

Investment income	(60)	(45)	(60)	(70)	(235)
Fair value movements on financial assets at fair value through profit or loss	105	(140)	14	128	107
DPAC, VOBA and liability valuation	(69)	19	(29)	(200)	(279)
Net gains on investments and impairment charges	148	33	27	96	304
Other	13	13	14	15	55
Tax	(37)	64	34	89	150

Total adjustments	100	(56)	0	58	102

Net income IFRS, 2004	387	253	320	404	1,364

	amounts in USD millions

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Net income DAP, 2004	359	372	391	447	1,569

Investment income	(76)	(52)	(75)	(89)	(292)
Fair value movements on financial assets at fair value through profit or loss	132	(175)	18	158	133
DPAC, VOBA and liability valuation	(87)	26	(36)	(251)	(348)
Net gains on investments and impairment charges	185	37	33	124	379
Other	17	14	19	19	69
Tax	(46)	79	42	111	186

Total adjustments	125	(71)	1	72	127

Net income IFRS, 2004	484	301	392	519	1,696

IFRS reporting 2004	- 28 -

The Netherlands

	amounts in EUR millions

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Net income DAP, 2004	102	133	136	266	637

Investment income	(74)	(9)	(62)	(58)	(203)
Fair value movements on financial assets at fair value through profit or loss	16	(28)	(13)	(42)	(67)
Net gains on investments and impairment charges	68	92	143	213	516
Other	13	11	21	62	107
Tax	(11)	(26)	(36)	(14)	(87)

Total adjustments	12	40	53	161	266

Net income IFRS, 2004	114	173	189	427	903

IFRS reporting 2004	- 29 -

United Kingdom

	amounts in EUR millions

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Net income DAP, 2004	34	39	44	39	156

Investment income	(1)	(1)	(3)	1	(4)
Fair value movements on financial assets at fair value through profit or loss	0	1	1	0	2
DPAC, VOBA and liability valuation	(8)	(8)	(10)	(6)	(32)
Net gains on investments and impairment charges	0	0	(2)	6	4
Other	(4)	(4)	1	(7)	(14)
Tax	4	4	3	2	13

Total adjustments	(9)	(8)	(10)	(4)	(31)

Net income IFRS, 2004	25	31	34	35	125

	amounts in GBP millions

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Net income DAP, 2004	23	26	30	27	106

Investment income	(1)	(1)	(1)	0	(3)
Fair value movements on financial assets at fair value through profit or loss	0	1	0	0	1
DPAC, VOBA and liability valuation	(5)	(5)	(8)	(3)	(21)
Net gains on investments and impairment charges	0	0	(1)	4	3
Other	(3)	(2)	0	(5)	(10)
Tax	3	2	2	2	9

Total adjustments	(6)	(5)	(8)	(2)	(21)

Net income IFRS, 2004	17	21	22	25	85

IFRS reporting 2004	- 30 -

Other countries

	amounts in EUR millions

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Net income DAP, 2004	19	22	25	25	91

Investment income	(1)	0	0	(1)	(2)
Fair value movements on financial assets at fair value through profit or loss	2	0	1	1	4
DPAC, VOBA and liability valuation	0	(2)	0	1	(1)
Net gains on investments and impairment charges	2	0	0	1	3
Tax	(1)	0	(1)	(1)	(3)

Total adjustments	2	(2)	0	1	1

Net income IFRS, 2004	21	20	25	26	92

IFRS reporting 2004	- 31 -

Holding and other activities

	amounts in EUR millions

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Net income DAP, 2004[1]	(88)	(67)	(77)	(251)	(483)

Investment income	1	0	1	(1)	1
Fair value movements on financial assets at fair value through profit or loss	8	27	(12)	(2)	21
DPAC, VOBA and liability valuation	1	1	0	3	5
Interest charges and related fees	28	29	36	35	128
Net gains on investments and impairment charges	0	(1)	15	14	28
Non recurring income	193	18	0	(73)	138
Other	(7)	(6)	(8)	6	(15)
Tax	(50)	(34)	(9)	45	(48)

Total adjustments	174	34	23	27	258

Net income IFRS, 2004	86	(33)	(54)	(224)	(225)

[1]	Includes interest charges and other, exceptional items and non-consolidated ventures

Non recurring income

The gain on the sale of TFC businesses in 2004, which was credited to shareholders’ equity under DAP, is reflected in the income statement in 2004 under IFRS and caused an increase in earnings for the year.

IFRS reporting 2004	- 32 -

Addendum 3: Exchange rates

The currency exchange rates used in this report are reflected below. The weighted average exchange rates are used for the amounts in the movement analysis whereas the closing exchange rates are used for the January 1, 2004 and December 31, 2004 amounts.

Closing exchange rates at December 31, 2003

		EUR	USD	GBP	CAD	HUF	NTD
1	EUR	—	1.263	0.705	1.623	262.500	42.880
1	USD	0.792	—	0.558	1.285	207.838	33.951
1	GBP	1.419	1.792	—	2.303	372.446	60.840
1	CAD	0.616	0.778	0.434	—	161.698	26.414
100	HUF	0.381	0.481	0.268	0.618	—	16.335
100	NTD	2.332	2.945	1.644	3.786	612.174	—

Weighted average exchange rates 2004

		EUR	USD	GBP	CAD	HUF	NTD
1	EUR	—	1.2436	0.679	1.6166	251.830	41.690
1	USD	0.804	—	0.546	1.300	202.501	33.524
1	GBP	1.473	1.832	—	2.381	370.884	61.399
1	CAD	0.619	0.769	0.420	—	155.778	25.789
100	HUF	0.397	0.494	0.270	0.642	—	16.555
100	NTD	2.399	2.983	1.629	3.878	604.054	—

Closing exchange rates at December 31, 2004

		EUR	USD	GBP	CAD	HUF	NTD
1	EUR	—	1.3621	0.7051	1.6416	245.970	43.315
1	USD	0.734	—	0.518	1.205	180.581	31.800
1	GBP	1.418	1.932	—	2.328	348.844	61.431
1	CAD	0.609	0.830	0.430	—	149.836	26.386
100	HUF	0.407	0.554	0.287	0.667	—	17.610
100	NTD	2.309	3.145	1.628	3.790	567.863	—

IFRS reporting 2004	- 33 -

Non-GAAP measure

This press release includes a non-GAAP financial measure: Operating earnings before tax. The reconciliation of this measure to the most comparable GAAP measure is shown below. This non-GAAP measure should not be viewed as a substitute for the related figures presented in accordance with IFRS. Rather management believes it presents meaningful supplemental information about the elements of our business characterized under IFRS as our operating income and operating charges.

	amounts in millions EUR

	2004
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Income before tax	893	555	724	601	2,773
Other income	(407)	(134)	(355)	(497)	(1,393)
Other charges	24	32	82	295	433
Operating earnings before tax	510	453	451	399	1,813

IFRS reporting 2004	- 34 -

Disclaimer

The impact from the conversion on AEGON’s balance sheets at January 1, 2004 and December 31, 2004, including the impact on shareholders’ equity at those dates, and on the 2004 quarterly results by line of business and by segment has been derived from accounting policies based on IFRS as at March 31, 2004 (referred to as the ‘stable platform’). These accounting policies, and consequently the information presented, may still change due to changes in IFRS up to December 31, 2005. Furthermore, additional review and analysis may cause key impacts to change. All information published in this press release is unaudited, may include roundings and has to be considered as preliminary information until AEGON publishes its 2005 financial statements.

IFRS reporting 2004	- 35 -

Forward-looking statements

The statements contained in this Annual Report that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “believe”, “estimate”, “intend”, “may”, “expect”, “anticipate”, “predict”, “project”, “counting on”, “plan”, “continue”, “want”, “forecast”, “should”, “would”, “is confident” and “will” and similar expressions as they relate to us are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations, including, but not limited to, the following:

•	changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;

•	changes in the performance of financial markets, including emerging markets, including:

•	the frequency and severity of defaults by issuers in our fixed income investment portfolios; and

•	the effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in value of equity and debt securities we hold;

•	the frequency and severity of insured loss events;

•	changes affecting mortality, morbidity and other factors that may affect the profitability of our insurance products;

•	changes affecting interest rate levels, continuing low interest levels and rapidly increasing interest rate levels;

•	changes affecting currency exchange rates, including the euro/US dollar and euro/UK pound exchange rates;

•	increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

•	changes in laws and regulations, particularly those affecting our operations, the products we sell and the attractiveness of certain products to our consumers;

•	regulatory changes relating to the insurance industry in the jurisdictions in which we operate;

•	acts of God, acts of terrorism and acts of war;

•	changes in the policies of central banks and/or foreign governments;

•	litigation or regulatory action that could require us to pay significant damages or change the way we do business;

•	customer responsiveness to both new products and distribution channels;

•	competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for our products;

•	our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives; and

•	change in our reported results of operations or financial condition as a result of the adoption by us of International Financial Reporting Standards.

AEGON N.V.

Group Corporate Affairs & Investor Relations

The Hague, the Netherlands

Analysts & Investors	+31 (0) 70 344 83 05
Media	+31 (0) 70 344 83 44
E-mail	gca-ir@aegon.com

Baltimore, the United States

Analysts & Investors	+1 410 576 4577
Media	+1 410 576 4542
E-mail	ir@aegonusa.com

Web site: www.aegon.com